THE READER’S DIGEST ASSOCIATION, INC.

44 SOUTH BROADWAY

WHITE PLAINS, NY 10601

January 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:                    Max A. Webb, Assistant Director

Re:                             The Reader’s Digest Association, Inc.

Registration Statement on Form S-4

File No. 333-170143 & -01 to -47

Dear Mr. Webb:

The Reader’s Digest Association, Inc., a Delaware corporation (the “Company”), is writing this letter in response to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Max A. Webb, dated January 19, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4 referenced above (the “Registration Statement”) of the Company and certain subsidiaries of the Company named as guarantors in the Registration Statement (the “Guarantors” and together with the Company, the “Issuers”).  Along with this letter, we are submitting in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with Exhibits, marked to indicate changes from Amendment No. 2 of the Registration Statement as filed with the Commission on January 10, 2011.  Amendment No. 3 reflects the responses of the Company to comments received from the Staff in the Comment Letter.

The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.  Below are our responses to the Staff’s comments:

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments relating to the Plan of Reorganization

Footnote (e), page 53

1.                                       We note from your response to our prior comment 9 that the stock awards were granted to the new Board with a grant date in the second calendar quarter of 2010.  Please explain to us and clarify in your disclosure why the grant of stock awards to the new Board is directly related to the Plan of Reorganization.  Also, please revise footnote (e) to include the nature and amount and the significant terms of the stock awards issued to the Board in connection with the Plan of Reorganization and explain the method and significant assumptions that were used to value the awards.  Your revised disclosures in footnote (e) should also explain in detail how adjustment (e) for the year ended December 31, 2009 and the nine month period ended September 30, 2010 was calculated or determined.  As part of your revised disclosure, you should also indicate the amount of historical expense that was included in the Company’s historical financial statements for the periods that was considered in determining pro forma adjustment (e).

Response to Comment 1

We respectfully advise the Staff that the grant of stock awards to the new Board is directly related to the Plan of Reorganization because the Plan of Reorganization provided for the granting of equity awards for 7.5% of the common stock of the Successor Company to certain continuing employees and the Board of Directors of the Successor Company.  The Plan allowed for the Successor Company Board of Directors to set the specific terms of such awards.  See Article V, paragraph A of the Plan of Reorganization, which is included as Exhibit 2.1 to the Registration Statement.  The RDA Holding Co. 2010 Equity Incentive Plan was approved in April 2010 and awards were granted in June 2010.  In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 53 of the Registration Statement.

Footnote (f), page 53

2.                                       We note from your response to our prior comment 10 that in the fifth paragraph of your response, you explain why the equity-based awards included in this pro forma adjustment are directly related to the Reorganization.  However, we do not believe that your revised disclosure in footnote (f) on page 53 adequately explains why the equity-based awards are directly related to the Plan of Reorganization.  Please revise footnote (f) to include this information.  Also, please revise footnote (f) to include the nature and amount and the significant terms of the stock based awards that were issued in connection with the Plan of Reorganization and explain in footnote (f) the method and significant assumptions that were used to value the awards.  Your revised disclosures in footnote (f) should also explain in detail how adjustment (f) for the year ended December 31, 2009 and the nine month period ended September 30, 2010 was calculated or determined.  As part of your revised disclosure, you should also indicate the amount of historical expense that was included in the Company’s historical financial statements for the periods that was considered in determining pro forma adjustment (f).

Response to Comment 2

We respectfully advise the Staff that the grant of stock awards to management is directly related to the Plan of Reorganization because the Plan of Reorganization provided for the granting of equity awards for 7.5% of the common stock of the Successor Company to continuing employees and the Board of Directors of the Successor Company.  The Plan allowed for the Successor Company Board of Directors to set the specific terms of such awards.  See Article V, paragraph A of the Plan of Reorganization, which is included as Exhibit 2.1 to the Registration Statement.  The RDA Holding Co. 2010 Equity Incentive Plan was approved in April 2010 and awards were granted in June 2010.

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 54 of the Registration Statement.

Adjustments Relating to the Fresh Start Accounting, page 55

Adjustment(s)

3.                                       We note from your response to our prior comment l6 that you have revised footnote (s) to include the requested information.  Please revise to also disclose in footnote (s) the amount of the senior credit facility and the amount of deferred financing fees incurred related to that facility, and the term and maturity date of the Senior Secured Notes.

Response to Comment 3

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages 58 and 59 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Quantitative and Qualitative Disclosures About Market Risk, page 101

4.                                       We note from your response to our prior comment 21 that you have revised your disclosure, however we do not believe that your disclosure includes the changes requested.  Please revise your disclosure to discuss foreign currency exchange rate risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Response to Comment 4

We respectfully advise the Staff that our only on-balance sheet financial instruments denominated in foreign currencies were trade accounts receivable and trade accounts payable, all of which were short-term in nature and whose carrying amounts approximated fair value as of September 30, 2010.  We had no long-term debt, foreign currency hedges, foreign currency forward exchange agreements or currency swaps as of September 30, 2010.  Based on our interpretation of Item 305 of Regulation S-K and the clarification set forth in the answer to question number 27 of the July 31, 1997 “Questions and Answers About the New ‘Market Risk’ Disclosure Rules” prepared by the Staff of the Office of the Chief Accountant and the Division of Corporation Finance, we do not believe we had any foreign currency financial instruments that required additional disclosure under Item 305.

In light of the foregoing and in response to the Staff’s comment, we have revised our Registration Statement to clarify the nature of our outstanding financial instruments as of September 30, 2010.  Please see page 102 of the Registration Statement.

Competitive Data, page 137

5.                                       We note your response to prior comment 26.  Please advise how you use comparisons to the 25th, median, and 75th percentiles of the Towers Watson surveys in the process of setting compensation for your named executive officers.  We note in this regard that we generally consider comparison of a named executive officer’s base salary, total cash compensation, and total direct compensation to a percentile of reference companies to be indicative of benchmarking.  Alternatively, revise this section consistent with prior comment 26.

Response to Comment 5

We respectfully advise the Staff that we continue to believe that the Compensation Committee does not use the data from the Towers Watson surveys for benchmarking purposes within the meaning of Regulation S-K Compliance and Disclosure Interpretation 118.05 (which interpretation provides that benchmarking does not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices), because management uses the information from those broad-based third party surveys solely as a means from which to understand current compensation practices for individuals in positions similar to our named executive officers.

As we previously disclosed in the Registration Statement, there is little available competitive data for the privately-held publishing companies with which we believe that we primarily compete for talent (and this is a significant reason why we do not use a peer group of companies).  Management uses the information in the Towers Watson surveys (including the median and other reported compensation percentiles) to assist it in understanding, as a general matter, whether its proposed compensation recommendations would be significantly out of step (on the higher or lower end) with compensation practices in the broader market.  The identity of the particular component companies (or applicable subsets thereof) in each of these two Towers Watson surveys (approximately 135 companies in one survey, and over 800 companies in the other survey), are not separately identified to management or the Compensation Committee.  Accordingly, management and the Compensation Committee do not analyze any of the companies in the Towers Watson surveys individually and do not make a determination as to whether any individual company or group of companies in the Towers Watson surveys is comparable to us.  The survey information is just one factor that the Compensation Committee considers when setting compensation.  In particular, and significantly, the Company does not specifically set compensation levels (i.e., it does not adjust its elements of compensation) in order to achieve targeted compensation (either in the aggregate or for any particular element of compensation) that corresponds to a specified percentile from the Towers Watson surveys.

In response to the Staff’s comment, we have revised the Registration Statement to more precisely clarify that the survey information is not used for benchmarking purposes.  Please see page 138 of the Registration Statement.

Audited Financial Statements for the Six Months Ended December 31, 2009 and Year Ended June 30, 2009 and 2008

Consolidated Statements of Changes in Stockholders’ Deficit for the six months ended December 31, 2009, Years ended June 30, 2009, 2008 and Combined Consolidated Statement of Changes in Stockholder’s Equity for the year ended June 30, 2007

6.                                       We note from your response to our prior comment 31 that the nature of the adjustment to equity of $80.2 million represents an adjustment to fair value of net assets acquired and liabilities assumed of amounts not previously owned by investment funds affiliated with Ripplewood as well as the historical carrying amounts owned by investment funds affiliated with Ripplewood in the WRC Media merger and Direct Holdings stock acquisition.  However, we do not believe that your response adequately addressed our prior comment.  Please explain to us in detail how the $80.2 million equity adjustment was calculated or determined and indicate what portion of this amount relates to an adjustment to fair value of net assets acquired and liabilities assumed of amounts not previously owned by investment funds affiliated with Ripplewood and what portion relates to the historical carrying amounts owned by investment funds affiliated with Ripplewood.  As part of your response, you should also explain how this equity adjustment relates to the amounts reflected in the purchase price allocation included in Note 3.  We may have further comment upon review of your response.

Response to Comment 6

We respectfully advise the Staff that the $80.2 million equity adjustment included an adjustment to fair value of net assets acquired and liabilities assumed of amounts not previously owned by investment funds affiliated with Ripplewood of $70.9 million for WRC Media and $13.4 million for Direct Holdings. In addition, the equity adjustment included an elimination of historical basis of WRC Media’s intangible assets of $4.1 million. The $80.2 million equity adjustment relates to the amounts reflected in the purchase price allocation included in Note 3 and was calculated as follows:

	WRC		Direct
(in millions)	Media		Holdings
Per Note 3 — Consideration by RDA Holding Co., including transaction costs	43.3		9.2
Less transaction costs	(4.6)		(2.6)
Consideration exclusive of transaction fees	38.7		6.6
Per Note 3 — Net historical Liabilities assumed	83.6		43.7
Per Note 3 — Adjustment for non-Ripplewood controlled ownership percentage (WRC Media (61.5%); Direct Holdings (84.4%)	(51.4)		(36.9)
Total consideration excl. of transaction fees	70.9	(a)	13.4 (a)

Elimination of historical basis of WRC Media’s intangible assets	(4.1	)(b)	—
Total Adjustment of Historical carrying amounts to equity	66.8		13.4

WRC Media	66.8
Direct Holdings	13.4
Adjustment of Historical carrying amounts to equity	$80.2

(a)          Adjustments related to fair value of net assets acquired and liabilities assumed.

(b)         Adjustment related to the historical carrying amounts of intangible assets not owned by Ripplewood.

Notes to the Financial Statements

Note 3.  Entities Under Common Control, page F-22

7.                                       We note from your response to our prior comment 35 that the value of common stock and preferred stock issued as consideration in the WRC Media and Direct Holdings purchases was determined using both cash consideration received from third parties in exchange for common and preferred shares at the date of the acquisition transaction and valuations prepared at the time of the transactions.  In light of the fact that you appear to have had third party cash transactions for both the common and preferred stock at the time of the acquisitions, please tell us why you needed to also use management prepared valuations to determine the value of the stock.  As part of your response, please tell us how much the calculated value of the stock differed from the cash prices at the time of acquisition.  Also, please tell us and disclose the significant assumptions used in the management valuations.  We may have further comment upon review of your response.

Response to Comment 7

We respectfully advise the Staff that the cash transactions referred to in our prior response letter represent the value of RDA Holding Co. common stock and that the valuations referred to in our prior response represent valuations of WRC Media and Direct Holdings common stock which were used to determine the basis of consideration to be exchanged in the March 2, 2007 transactions.  The RDA Holding Co. common stock value, which was based on the cash transactions, is only relevant to the value of WRC Media and Direct Holdings transactions in determining the number of shares to exchange as consideration.

RDA Holding Co. was formed in order to complete the planned Acquisition Transaction, Direct Holdings Stock Acquisition and the WRC Merger.  RDA Holding Co. was capitalized with a) cash of $466 million, from third-party investors, in exchange for common stock of RDA Holding Co. at a value $10 per share and b) cash of $274 million, from third-party investors, in exchange for preferred stock of RDA Holding Co. at a value of $1,000 per share.  Such cash was principally used to partially fund the Acquisition Transaction with the remainder funded with debt.  The values of the RDA Holding Co. stocks were determined solely based on the cash transactions above.  In addition, the number of shares of RDA Holding Co. common stock to be exchanged at the time for the WRC Media and Direct Holding transactions was equal to the cash price of $10 per share.

The consideration for the WRC Media and Direct Holding transactions was principally a stock-for-stock exchange as described in Note 2 – Organization and summary of significant accounting polices. In contemplation of the Direct Holdings Stock Acquisition and the WRC Merger, valuations of their respective common stocks were performed by management with the assistance of a valuation consulting firm to determine the basis of consideration to be exchanged in the March 2, 2007 transactions. These valuations were based on the income approach.  The key assumptions used in the valuations are the projected cash flows, discount rates and long-term growth rates.  For WRC Media and Direct Holdings, the income approach utilized a discount rate of 11% and 14%, respectively, and cash flows based on management’s most recent available long-term projections. The terminal value was calculated, assuming a perpetual growth rate of 2% and 6.0% respectively, and discount rate of 11% and 14%, respectively. We respectfully advise the Staff that we have revised the Registration Statement to clarify this disclosure. Please see page F-22 of the Registration Statement.

Note 23.  Equity Compensation Plans, page F-54

8.                                       We note from your response to our prior comment 37 that you estimated the market value of your common stock at each respective grant date based on a combination of income and market approaches and you engaged a third party valuation firm to prepare an analysis to assist in your assessment of fair value of common stock.  However, we do not believe that your response and revised disclosure adequately respond to our comment.  For each transaction since the Acquisition in 2007, in which you granted stock options, RSA’s and RSU’s, please clearly explain to us and disclose in the notes to the financial statements, the method and the significant assumptions used to estimate the market value of the common stock.  Also, please tell us and disclose in your notes, the amount of any discount applied to reflect a lack of marketability and explain how this marketability discount was calculated or determined.  We may have further comment upon review of your response.

Response to Comment 8

We respectfully advise the Staff that for purposes of calculating the fair value of stock options, we evaluate and estimate the Company’s common stock at each grant date.  There is no public market for the Company’s common stock and, as such, we evaluate the best evidence to estimate the common stock’s fair value.  In March 2007, we completed the Acquisition Transaction, the Direct Holdings Stock Acquisition and the WRC Merger.  These transactions included arm’s-length transactions with unrelated parties for the common stock of RDA Holding Co. referred to in comment 7 above with a value of $10 per share.  We considered these to be current transactions between willing parties and the best evidence of fair value for stock awards granted during fiscal 2008.  There were no significant changes to the Company, its industry or its long-term outlook that we concluded would impact our estimated stock price through fiscal 2008.

In early fiscal 2009, because there were no recent transactions on which to base a determination of the fair value of stock awards, we completed a valuation of our common stock.  The valuation resulted in an estimated fair value of our common stock of $9.95.  Our valuation analysis consisted of a combination of the income, market comparable and market transaction approaches, discounted for lack of marketability.  The income approach utilized a discount rate of 10% and cash flows based on most recent available long-term projections. Terminal value was calculated using a modified Gordon growth formula, assuming a perpetual growth rate of 1.7% and discount rate of 10%. Market multiples of peer companies were calculated and utilized in application of a market comparable approach. An EBITDA multiple range of 8.0 to 9.0 was applied, and a revenue multiple range of 0.8 to 1.0 was applied. Multiples from a series of transactions dating from June of 2006 to March of 2008 were calculated and utilized in application of a market transaction approach. An EBITDA multiple range of 11.0 to 12.0 was applied, and a revenue multiple range of 1.0 to 1.2 was applied.  We applied a 26% discount for lack of marketability to the valuations based on an options pricing method proposed by John Finnerty (Finnerty Model).  We assumed a two year holding period, volatility of 55.0% based on comparable public company volatilities, a risk-free rate of 1.6% based on U.S. treasury zero-coupon security yields, and a dividend yield of zero based on our historical and expected dividends.

In the second half of fiscal 2009, we revised our projections to reflect what we then considered a permanent change in our long-term view of future cash flows as a result of adverse trends in the economic environment.  These changes, combined with our worsening short-term liquidity position and declines in market multiples, resulted in a valuation in the third fiscal quarter that was significantly lower than our outstanding debt.  Consequently, we assumed a common stock value of zero related to options granted beginning in the third fiscal quarter of 2009.

In connection with the Successor Company grant of awards in June 2010, we completed a valuation with the assistance of a third party valuation consultant of our common stock equity as of March 31, 2010.  The valuation resulted in an estimated fair value of our common stock of $17.42.  Our valuation analysis consisted of a combination of the income and market comparable, discounted for lack of marketability.  We also considered, but did not use, the market transaction approach due to the lack of relevant transactions.  The income approach utilized a discount rate of 13% and cash flows based on the disclosure statement included in our Plan of Reorganization, adjusted to reflect disposed and deconsolidated entities, changes in foreign exchange rates and changes to our long-term outlook through the valuation date. Terminal value was calculated using a modified Gordon growth formula, assuming a perpetual growth rate of 2.0% and discount rate of 13%. Market multiples of peer companies were calculated and utilized in application of a market comparable approach. An EBITDA multiple range of 5.5 to 6.5 was applied, and a revenue multiple range of 0.45 to 0.5 was applied. We applied a 23% discount for lack of marketability to the valuations based on an options pricing method proposed by John Finnerty (Finnerty Model).  We assumed a two year holding period, volatility of 75% based on comparable public company volatilities, a risk-free rate of 1% based on US treasury zero-coupon security yields, and a dividend yield of zero based on our historical and expected dividends.

The estimated fair value of our stock awards by grant is as follows:

Predecessor Company - 2007 Equity Plan

		Grants		Estimated Common
Grant Date	Options	RSA	RSU	Stock Value

July 12, 2007	967,950	1,056,540	431,810	$10.00
September 10, 2007	—	4,230	—	$10.00
October 1, 2007	2,280,506	219,295	—	$10.00
October 31, 2007	—	16,921	—	$10.00
November 12, 2007	47,191	15,730	—	$10.00
January 3, 2008	—	6,345	—	$10.00
February 29, 2008	—	6,346	16,920	$10.00
March 3, 2008	36,298	12,099	4,230	$10.00
May 6, 2008	18,149	11,338	4,865	$10.00
Fiscal 2008	3,350,094	1,348,844	457,825
July 18, 2008	—	10,575	3,173	$10.00
July 31, 2008	509,149	10,279	12,690	$10.00
November 12, 2008	—	16,498	14,806	$9.95
February 2, 2009	37,708	55,466	55,466	$—
February 6, 2009	332,795	6,224	10,575	$—
March 16, 2009	213,300	—	—	$—
June 25, 2009	—	25,381	2,643	$—
Fiscal 2009	1,092,952	124,423	99,353
July 1, 2009	134,528	31,431	—	$—
	4,577,574	1,504,698	557,178

Successor Company - 2010 Equity Plan

June 7, 2010	1,302,399	—	685,427	$17.42
August 30, 2010	6,257	—	28,318	$17.42
	1,308,656	—	713,745

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages F-56 and F-57 of the Registration Statement.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

• General

9.                                       We note from your response to our prior comment 38 that you believe you have revised the Registration Statement as requested.  However, we do not believe that the requested disclosures have been included in your notes to the financial statements.  As previously requested, please revise the notes to the financial statements to include the disclosures required by ASC 820-10-50 for any assets or liabilities valued at fair value on a non-recurring basis, such as the intangible assets impaired during the period ended September 30, 2010.  These disclosures include:

a.                                       The fair value measurements recorded during the period and the reasons for the measurements.

b.                                       The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using any of the following:

1.              Quoted prices in active markets for identical assets or liabilities (Level 1)

2.              Significant other observable inputs (Level 2)

3.              Significant unobservable inputs (Level 3)

c.                                       For fair value measurements using significant unobservable inputs (Level 3), a description of the inputs and the information used to develop the inputs.

d.                                       The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Response to Comment 9

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages F-123 and F-124 of the Registration Statement.

Note 3.  Fresh Start Accounting, page F-109

10.                                 We note from your response to our prior comment 41 and revised disclosure in Note 3 that you have revised to disclose the types of intangible assets that were adjusted to fair value and the methods used to determine that fair value.  However, we do not believe that your response and revised disclosure adequately addresses our previous comment.  As previously requested, please revise your disclosure in Note 3 to disclose the amounts of the fair value adjustments that were made for each type of intangible asset.

Response to Comment 10

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-118 of the Registration Statement.

Footnote (k), page F-113

11.                                 We note from your response to our prior comment 47 and the revised disclosure in footnote (k) that there are $112.3 million of reorganization related liabilities included in the calculation of Successor Company goodwill.  Please tell us and revise your disclosure to indicate where this amount is included on the balance sheet as of February 19, 2010.

Response to Comment 11

We respectfully advise the Staff that as of February 19, 2010, after considering the effects of our Plan of Reorganization, the reorganization related liabilities included in the calculation of Successor Goodwill were recorded in accrued expense, accounts payable and income taxes payable in the amount of $105.2 million, $5.2 million and $1.9 million, respectively.

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-118 of the Registration Statement.

Note 16.  Equity-Based Compensation, page F-137

12.                                 We note from your response to our prior comment 55 that you have not included a control premium and you have applied a discount to the concluded equity value in determining the equity stock price of $17.42.  As previously requested, please reconcile the fair value of the Company’s common shares as determined on the basis of this analysis with the valuation of the shares issued as part of the reorganization proceedings in February 2010 and explain in detail the facts and circumstances responsible for any differences.  As part of your response, please disclose the discount used in determining the stock price of $17.42 and explain in detail how this discount was determined.  We may have further comment upon review of your response.

Response to Comment 12

We respectfully advise the Staff that we are including below a full reconciliation of the fair value of the Company’s common shares as determined by the valuation of the shares issued as part of the reorganization proceedings in February 2010 to the equity stock price of $17.42.  The assumptions between the two valuations were consistent, other than the lack of control premium and discount applied for the lack of marketability.  The passage of time also contributed to the change in fair value due to the payment of reorganization payments, decrease in cash and payment of debt, all of which occurred between the two valuation dates.

Implied value per share at February 19, 2010	$21.45

Change in income approach due to the passage of time	0.09
Lack of control premium	(0.64)
Decrease in cash and cash equivalents	(2.92)
Decrease in reorganization related payments	3.54
Decrease in debt	1.10
Discount for lack of marketability	(5.20)

Non-marketable value per share at March 31, 2010	$17.42

The discount for lack of marketability used was 23% and was estimated by applying the options pricing method proposed by John Finnerty (the Finnerty Model).  This method addresses the magnitude of the discount by taking into consideration the volatility of the Company’s stock as well as the length of restriction.  The Finnerty model approximates the value of the “average-strike” put option.  An average-strike put conveys the right to sell the average price attained by the subject shares during the life of the option.  The model employs an assumption that investors have no special ability to time the market, and, accordingly, the investor cannot time the market and the restriction has the effect of depriving them of average (not maximum) trading profits.

The key inputs to the Finnerty model include the length of holding period restriction, stock volatility, risk-free rate, and dividend yield.  We assumed the maximum two year holding period allowed under the model based on our assumption that a change in our marketability was not foreseeable at the time of the valuation.  We used an implied equity volatility of 75% based on the average volatility of comparable companies over the length of the assumed holding period.  The risk-free rate of 1% was based on U.S. treasury zero-coupon securities with maturities ending in line with the length of assumed holding period.  We assumed a dividend yield of zero based on historical and expected dividend payments.

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-144 of the Registration Statement.

Other

13.                                 Please include a currently dated consent of your independent public accountant in any future amendments.

Response to Comment 13

We respectfully advise the Staff that we have included a currently dated consent of our independent public accountant in Amendment No. 3 to the Registration Statement and will include a currently dated consent in any future amendments.  See Exhibit 23.1 to the Registration Statement.

***

We are grateful for your assistance in this matter.  If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (914) 244-5262 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Andrea R. Newborn
Andrea R. Newborn

cc:                                 Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Lisa M. Spivack, Esq.

The Reader’s Digest Association, Inc.

Alana C. St. Aude

Paul, Weiss, Rifkind, Wharton & Garrison LLP